UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K


(Mark One)
 X  ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES
    EXCHANGE ACT OF 1934  [FEE REQUIRED].

             For the year ended December 31, 1996

                              OR

    TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)   OF   THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



    For the transition period from ______________ to ____________________.



                 Commission File No.  33-55629




  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 ANNTAYLOR, INC. SAVINGS PLAN


  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                 ANNTAYLOR STORES CORPORATION
    ------------------------------------------------------
    (Exact name of registrant as specified in its charter)


   142 West 57th Street, New York, NY                10019
----------------------------------------           ----------
(Address of principal executive offices)           (Zip Code)



                          (212) 541-3300
     ---------------------------------------------------
     (Registrant's telephone number, including area code)



====================================================================

ANNTAYLOR, INC. SAVINGS PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------



                                                            Page
                                                            ----

Independent Auditors' Report..............................    1



Financial Statements:

Statements of Net Assets Available for Benefits,
 December 31, 1996 and 1995..............................     2

Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1996
 and 1995................................................     3

Notes to Financial Statements............................     4




Supplemental Schedules:

FORM 5500:
---------
Item 27a - Schedule of Assets Held for Investment
 Purposes at December 31, 1996............................   10

Item 27d - Schedule of Reportable Transactions for
 the Year Ended December 31, 1996.........................   11






=================================================================


INDEPENDENT AUDITORS' REPORT
----------------------------

AnnTaylor, Inc. Savings Plan:

   We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and of reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP


New York, New York
June 13, 1997


===================================================================

ANNTAYLOR, INC. SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 1996 AND 1995



                                              1996        1995
                                              ----        ----
ASSETS:
Cash..................................  $   15,620         ---
                                         ---------

Investments at fair value:
   Mutual funds........................  5,628,443  $4,383,726
   Money market funds..................      5,851     129,668
   AnnTaylor Stores Corporation
     Common Stock......................    296,538     103,522
                                         ---------    --------
   Total investments...................  5,930,832   4,616,916
                                         ---------   ---------


Receivables:
   Employer contributions..............     36,445      58,367
   Employee contributions..............    128,102     121,266
   Accrued income......................     10,179       9,979
                                         ---------   ---------
   Total receivables...................    174,726     189,612
                                         ---------   ---------


liabilities:
Other liabilities                           98,217      55,440
                                         ---------   ---------
Net assets available for benefits       $6,022,961  $4,751,088
                                         =========   =========


              See notes to financial statements.


====================================================================

ANNTAYLOR, INC. SAVINGS PLAN



STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 1996 AND 1995


                                                 1996          1995
                                                 ----          ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income..........................   $  488,308     $  142,734
Investment income........................      114,026        117,894
Net appreciation (depreciation) in fair
   value of investments..................      (26,970)       349,565
                                             ---------      ---------
Total additions attributed to investment
   activities............................       575,364       610,193
                                             ----------     ---------



ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions...................       359,086       341,588
Employee contributions...................     1,545,259     1,416,946
Rollover contributions...................       156,294       126,302
                                              ---------     ---------

Total additions attributed to
  contribution activities................     2,060,639     1,884,836
                                              ---------     ---------

benefits paid to participants............     1,364,130     1,372,497
                                              ---------     ---------


increase in net assets available
for benefits.............................     1,271,873     1,122,532


net assets available for benefits:

  Beginning of year......................     4,751,088     3,628,556
                                              ---------     ---------

  End of year............................    $6,022,961    $4,751,088
                                              =========     =========



              See notes to financial statements.

======================================================================

ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements
---------------------------------------------------------------------


1. PLAN DESCRIPTION

     The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the plan administrator, for a more complete description of the Plan's provisions.


  General

     The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of employment consisting of at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


  Contributions

     The Company contributes to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 1.5% of the participant's compensation. As of the last day of each Plan year, the Company may make an additional Company matching contribution in an amount, as determined by the Board of Directors, of up to 100% of the amount of Company matching contributions for such year.

     Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants' aggregate pre-tax contributions may not exceed $9,500 for the 1996 plan year. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions shall be remitted to the trustee and invested together with Company contributions. For the Plan year ended December 31, 1996, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

     (a) Fund A, which is a Fixed Income Fund, the prospectus for which indicates that the funds are invested in pools of investments that provide a fixed rate of return for a specified period of time,

     (b) Fund B, which is an Equity Fund, the prospectus for which indicates that the funds are invested in equity securities designed to appreciate in value,

     (c) Fund C, which is a Balanced Fund, the prospectus for which indicates that the funds are invested in a diversified portfolio of high-yielding securities, or

     (d)  Fund D, which is the AnnTaylor Common Stock Fund which
          invests   primarily  in  shares  of  AnnTaylor   Stores
          Corporation Common Stock.


===================================================================

ANNTAYLOR, INC. SAVINGS PLAN

-----------------------------------------------------------------


  Participant Accounts

     Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.


  Vesting

     The Plan provides that participants have no vested interest in Company contributions or plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

     Participants are fully vested at all times with respect to employee contributions and earnings thereon.

  Payment of Benefits

     Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $3,500 may elect deferred payment.

  Forfeitures

     Amounts forfeited by participants shall be used to reduce future Company contributions.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed by the Plan are detailed below:

   * The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

   *  Investments   are  reported  at  fair  value  which, for
      investments traded publicly including mutual funds, is based on published market prices.

   *  Interest on investments is recorded as earned.

   *  Dividend income is recorded on ex-dividend dates.

   *  Security transactions are recorded as of the trade date.

   * The preparation of financial statements in conformity with generally accepted accounting principles requires
      the   Plan's   administrator  to   make   estimates   and
      assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates.

==================================================================

ANNTAYLOR, INC. SAVINGS PLAN

-----------------------------------------------------------------


3. INVESTMENTS

     Fleet Bank, N.A., the Plan Trustee for the Plan years ended December 31, 1996 and December 31, 1995, invests all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

     Investments that represent 5% or more of the Plan's net assets are identified by an asterisk ("*").

                                                          December 31,
                                                        1996         1995
                                                        -----        -----
  Investments at fair value as
   determined by Quoted Market
   Prices:

     Mutual funds:
       Fidelity Magellan Fund...................... $3,120,666*   $2,305,926*
       Fidelity Managed Income Portfolio...........  1,797,173*    1,863,007*
       Fidelity Puritan Fund.......................    710,604*      214,793
       Galaxy Money Market Fund....................      5,851       129,668
                                                     ---------     ---------
       Total Mutual funds..........................  5,634,294     4,513,394

     Ann Taylor Stores Corporation Common Stock....    296,538       103,522
                                                     ---------     ---------

  Total Investments................................ $5,930,832    $4,616,916
                                                     =========     =========


  Net Appreciation (Depreciation) in Fair Value of Investments

     The Plan's investments, (including investments bought and sold, as well as held during the year) depreciated in value by $26,970 during the year ended December 31, 1996 and appreciated in value by $349,565 during the year ended December 31, 1995, as shown below.



                                                 Year Ended December 31,
                                                     1996        1995
                                                     ----        ----
  Net Change in Fair Value of Investments:

  Mutual funds.................................  $(104,718)   $ 474,300
  AnnTaylor Stores Corporation Common Stock....     77,748     (124,735)
                                                  --------     --------
  Net appreciation (depreciation)..............  $ (26,970)   $ 349,565
                                                  ========     ========


========================================================================

ANNTAYLOR, INC. SAVINGS PLAN

------------------------------------------------------------------------


4. SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES  IN
   NET ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND

                                               Fiscal 1996
                            -------------------------------------------------
                            Fixed                           Company
                            Income     Equity    Balanced    Stock
                             Fund       Fund       Fund       Fund      Total
                            ------    -------    --------  --------     -----
ADDITIONS (DEDUCTIONS) TO
NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:
Dividend income.........       ---   $  427,837    $ 60,471      --- $ 488,308
Investment income.......$  112,655          841         329  $   201   114,026
Net appreciation
 (depreciation) in fair
  value of investments..       ---     (110,851)      6,133   77,748   (26,970)
                           -------     --------     -------  -------  --------
Total additions attributed
 to investment activities  112,655      317,827      66,933   77,949   575,364
                           -------     --------     -------  -------   -------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:
Employer contributions...  107,839      164,222      58,166   28,859   359,086
Employee contributions...  467,926      790,171     175,957  111,205 1,545,259
Rollover contributions...   24,305       63,089      59,169    9,731   156,294
Transfers in from other
  funds..................    2,193      148,147     154,923   22,979   328,242
                           -------      -------     -------  -------  --------

Total additions attributed
to contribution activities 602,263    1,165,629     448,215  172,774 2,388,881
                           -------    ---------     -------  ------- ---------

DEDUCTIONS FROM NET ASSETS:
Participant withdrawals... 554,239      676,907      92,307   40,677 1,364,130
Transfers out to other
  funds................... 249,574       35,323           6   43,339   328,242
                           -------     --------     -------  ------- ---------

Total deductions from
  net assets.............. 803,813      712,230      92,313  84,016  1,692,372
                           -------     --------     -------  ------  ---------

INCREASE (DECREASE) IN
 NET ASSETS AVAILABLE
 FOR BENEFITS............. (88,895)     771,226    422,835  166,707  1,271,873

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of period..... 1,899,632    2,451,116    268,767  131,573  4,751,088
                         ---------    ---------    -------  -------  ---------

End of period.......... $1,810,737   $3,222,342  $ 691,602 $298,280 $6,022,961
                         =========    =========   ========  =======  =========


==============================================================================

ANNTAYLOR, INC. SAVINGS PLAN

-------------------------------------------------------------------------------


4. SUMMARY  OF  NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES  IN
   NET ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)

                                                Fiscal 1995
                            -----------------------------------------------
                              Fixed                         Company
                             Income    Equity   Balanced     Stock
                               Fund      Fund      Fund       Fund     Total
                             -------  --------  ---------   ------  --------
ADDITIONS (DEDUCTIONS)
TO NET ASSETS
ATTRIBUTED TO INVESTMENT
ACTIVITIES:
Dividend income..........       ---  $  133,500  $  9,234      --- $  142,734
Investment income........  $112,892       4,347       294 $    361    117,894
Net appreciation
 (depreciation) in fair
  value of investments...       ---     460,254    14,046 (124,735)   349,565
                           --------    --------   ------- --------  ---------
Total additions (deductions)
  attributed to investment
  activities..............  112,892     598,101    23,574 (124,374)   610,193
                           --------    --------   ------- --------   --------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:
Employer contributions...   130,585     144,513    32,639   33,851    341,588
Employee contributions...   574,441     641,624    96,272  104,609  1,416,946
Rollover contributions...    37,179      50,713    18,764   19,646    126,302
Transfers in from other
  funds..................    11,301      41,817   106,473   78,139    237,730
                            -------     -------   -------  -------  ---------

Total additions attributed
  to contribution
  activities..............  753,506     878,667   254,148  236,245  2,122,566
                            -------     -------   -------  -------  ---------

DEDUCTIONS FROM NET ASSETS:
Participant withdrawals.... 666,777     683,561    13,801    8,358  1,372,497
Transfers out to other
  funds.................... 130,178      71,512    19,518   16,522    237,730
                            -------     -------   -------  -------  ---------

Total deduction from
  net assets............... 796,955     755,073    33,319   24,880  1,610,227
                            -------     -------    ------  -------  ---------

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS.....  69,443     721,695   244,403   86,991  1,122,532

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of period...... 1,830,189   1,729,421    24,364   44,582  3,628,556
                          ---------   ---------   -------   ------  ---------

End of period........... $1,899,632  $2,451,116  $268,767 $131,573 $4,751,088
                          =========   =========   =======  =======  =========


5. PRIORITIES UPON TERMINATION OF THE PLAN

     The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will be 100% vested in their accounts.

===============================================================================

ANNTAYLOR, INC. SAVINGS PLAN

---------------------------------------------------------------------------

6. ADMINISTRATIVE COSTS

     Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.


7.  TAX STATUS

     The  Plan  obtained  its latest determination  letter  on
  August 10, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


8.  FORFEITURES

     During  the  years  ended December  31,  1996  and  1995,
  forfeitures   of   approximately   $98,075   and    $54,883,
  respectively,    were   allocated    to    reduce    Company
  contributions.


9.  PARTICIPANT WITHDRAWALS PAYABLE

     As of December 31, 1996 and 1995, there were unprocessed distribution requests of $32,512 and $300,052, respectively.
  These amounts have not been recorded in the Plan's financial statements.


10. SUBSEQUENT EVENT

     Effective January 1, 1997, American Express Trust Company replaced Fleet Bank, N.A. as Plan Trustee. Based upon participants' December 31, 1996 investment elections, assets were then transferred to American Express Funds as follows:

        Fleet Bank, N.A.                          American Express
  ------------------------------------   -----------------------------------
  Fidelity Management Income Portfolio   American Express Trust Income Fund II
  Fidelity Puritan Fund                  IDS Mutual Fund
  Fidelity Magellan Fund*                IDS New Dimension Fund
  Ann Taylor Common Stock Fund           Ann Taylor Common Stock Fund

  ---------------
  * Participants had the option to remain invested until December 31, 1997.

  In addition to the funds used for the initial transfer of assets, the Tempelton Foreign Fund and the AIM Constellation
  Fund were added as investment options.

==============================================================================

ANNTAYLOR, INC. SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBE 31, 1996
------------------------------------------------------------------------------


Party in
Interest (b)Identity of            (c) Description of             (e) Current
  (a)         Party                     Investment    (d) Cost        Value
--------  ---------------          ------------------   --------  -----------
  No      Fidelity Magellan Fund      38,694 shares    $2,911,792  $3,120,666
  No      Fidelity Managed Income
            Portfolio              1,797,173 shares     1,797,173   1,797,173
  No      Fidelity Puritan Fund       41,218 shares       695,297     710,604
  No      Galaxy Money Market Fund     5,851 shares         5,851       5,851
  Yes     AnnTaylor Stores
            Corporation Common Stock  16,945 shares       314,455     296,538
                                                        ---------    --------
                                                       $5,724,568  $5,930,832
                                                       ==========   =========



  Employer Identification Number: 51-0297083
                                  -----------
  Plan Number:  001
              -------



==============================================================================

ANNTAYLOR, INC. SAVINGS PLAN

ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
DECMEBER 31, 1996
---------------------------------------------------------------------------

                                                                                                             (h) Current
                                                                                                              Value of
                                                                                    (f) Expenses               Asset on
(A)Identity of       (b) Description         (c) Purchase (d) Selling    (e) Lease   Incurred with (g) Cost   Transaction  (i) Net
\Party Involved            of Asset              Price        Price        Rental     Transaction    of Asset    Date         Gain
--------------        -------------           ------------  -----------   ---------  ------------ --------- -----------    -------

SINGLE TRANSACTIONS:
--------------------
Fidelity Investments Fidelity Magellan Fund  $  404,954          ---          ---      ---               ---  $   404,954      ---


Fidelity Investments Galaxy Money Market        262,743          ---          ---      ---               ---      262,743      ---
                     Mutual Fund


SERIES OF TRANSACTIONS:
----------------------

Fidelity Investments Galaxy Money MarketFund
                     235 Transactions         3,482,372          ---          ---      ---               ---    3,482,372      ---
                     169 Transactions               ---   $3,606,188          ---      ---        $3,606,188    3,606,188      ---


Fidelity Investments Fidelity Puritan Fund
                     32 Transactions            576,840          ---          ---      ---               ---      576,840      ---

Fidelity Investments Fidelity Magellan Fund
                     26 Transactions          1,687,159          ---          ---      ---               ---    1,687,159      ---
                     20 Transactions                ---      761,569          ---      ---           724,188      761,569  $37,381

Fidelity Investments Managed Income Portfolio
                     33 Transactions            704,801          ---          ---      ---               ---      704,801      ---
                     22 Transactions                ---      770,634          ---      ---           770,634      770,634      ---





Employer Identification Number: 51-0297083
                                ----------
Plan Number:  001
             ----



=============================================================================

                          SIGNATURES







   The  Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     AnnTaylor, Inc. Savings Plan

                                     By:  /s/  Walter J. Parks
                                        --------------------------
                                             Walter J. Parks
                                        Senior Vice President -
                                         Chief Financial Officer,
                                         AnnTaylor, Inc.

June 27, 1997

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


                         EXHIBIT INDEX




Exhibit No.                                         Page No.
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  23             Consent of Deloitte & Touche llp      14